

June 6, 2024

Satoshi Tominaga
Chief Executive Officer
YHN Acquisition I Ltd
2/F, Hang Seng Building
200 Hennessy Road, Wanchai
Hong Kong

> **Re: YHN Acquisition I Ltd**
> **Registration Statement on Form S-1**
> **Filed May 10, 2024**
> **File No. 333-279308**

Dear Satoshi Tominaga:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed May 10, 2024

Cover Page

1. We note your disclosure about the legal and operational risks associated with pursuing or consummating a business combination with a company located or doing business in the PRC (including Hong Kong and Macau). Please revise to provide prominent disclosure clarifying that these risks also exist prior to any business combination because you are currently located in Hong Kong and your sponsor and a majority of your executive officers and directors are based in or have significant ties to China.

2. Please provide a description here and in your summary of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the company, to itself or to investors, and quantify the amounts where applicable. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Please also address any

impact PRC law or regulation may have on the cash flows associated with your current operations and/or the business combination, including shareholder redemption rights.

Competitive Strengths, page 3

3.   Please disclose the current trading prices of any special purpose acquisition company business combinations your management team has participated in, including Clene Nanomedicine Inc.

The Offering
Shareholder approval of, or tender offer in connection with, initial business combination, page 18

4.   We note your disclosure that if a significant number of shareholders indicate an interest or intention to vote against a proposed initial business combination, your officers, directors, initial shareholders or their affiliates could make open market purchases or private transactions in order to influence the vote. Please reconcile this disclosure with your disclosure on page 52 stating that any purchases made by your sponsor, directors, officers, advisors or their affiliates would be in compliance with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Redemption rights, page 19

5.   We note disclosure on page 42 that you may seek to extend the period of time to consummate a business combination. Please clarify whether and how you may extend the time period to consummate a business combination beyond 18 months and, if so, confirm whether shareholders may redeem their shares in connection with any extension proposal.

6.   We note your disclosure that public shareholders may seek to convert their shares, regardless of whether they vote for or against a proposed business combination. Please revise here and elsewhere to clarify whether they may also convert their shares if they abstain from voting.

Risk Factors Summary, page 23

7.   We note disclosure in your risk factors summary regarding risks associated with acquiring and operating a target business with its primary operations in China or Hong Kong. Given that you are currently located in Hong Kong, and that your sponsor and a majority of your executive officers and directors currently have ties to the PRC and Hong Kong, please revise your disclosure to describe the current risks. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the current risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business

combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors, page 30

8.   Please revise your risk factors to address the current risks associated with you, your sponsor, and your executive officers and directors being located in or having ties to the PRC and Hong Kong. Given the Chinese government's significant oversight and discretion over the conduct of your directors' and officers' search for a target company and the current operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business, on your search for a target, or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations, search, and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

The excise tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities following our initial business . . ., page 50

9.   Please revise to discuss, if applicable, the risk that if shareholders elect to redeem their shares in connection with a business combination such that their redemptions would subject you to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Enforceability of Civil Liabilities, page 77

10.   Please expand your disclosure in this section to discuss the enforcement risks related to civil liabilities due to your sponsor having ties to Hong Kong. In addition, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and judgments on those individuals. Lastly, please also disclose these risks in the proposed business section.

Proposed Business, page 94

11.   Please revise the introduction to this section to disclose that the location of the company in Hong Kong and the significant ties to China and Hong Kong of your sponsor and

executive officers and directors may make you a less attractive partner to a non-China-based target company, which may therefore limit the pool of acquisition candidates.

Management, page 109

12.   Please provide a description of Min Zhang's business experience during each of the past five years. Refer to Item 401(e) of Regulation S-K.

Exhibits

13.   We note that you issued a promissory note to the sponsor on April 12, 2024 for $500,000. Please file this promissory note as an exhibit to your registration statement or tell us why you do not believe it is required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Isabel Rivera at 202-551-3518 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lawrence S. Venick, Esq.